Filed Pursuant to Rule 424(b)(5)

Registration No. 333-52696

Prospectus Supplement to Prospectus dated December 22, 2000.

353,807 Shares

Medarex, Inc.

Common Stock

Medarex is offering 353,807 shares of its common stock all of which will be issued directly to Corixa Corporation in exchange for certain assets of Corixa acquired pursuant to an asset purchase agreement entered into on May 23, 2002.

The number of shares to be issued and delivered to Corixa was determined by dividing $2.5 million by $7.066, the average of the closing sales prices of our common stock for each of the five trading days commencing on October 9, 2003 and ending on October 15, 2003.

Our common stock is quoted on The NASDAQ National Market under the symbol “MEDX.” The last reported sale price for the common stock on October 28, 2003 was $6.97 per share.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement to read about important factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock offered hereby are being issued directly to Corixa on the date hereof. No discounts, commissions, concessions or other compensation has been paid to any underwriter, broker, dealer or agent in connection with the offering.

October 29, 2003

FORWARD-LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference forward-looking statements, including those identified by the words “believes,” “anticipates,” “expects” and similar expressions. Medarex has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including among other things:

•	uncertainties relating to the technological approach;

•	history of operating losses and anticipation of future losses;

•	uncertainty of product development, need for additional capital and uncertainty of change;

•	uncertainty of patent and propriety rights;

•	management of growth, and risks of acquiring new technologies;

•	uncertainties related to clinical trials;

•	government regulation and uncertainty of obtaining regulatory approval;

•	dependence on key personnel;

•	dependence on research collaborators and scientific advisors;

•	uncertainty of health care reform measures; and

•	third-party reimbursement and risk of product liability.

Medarex undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the prospectus supplement, the accompanying prospectus and in the incorporated documents might not occur.

In this prospectus, the terms “Medarex,” the “Company,” “we,” “us,” and “our” refer to Medarex, Inc. and our wholly-owned subsidiaries. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Medarex has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Medarex is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of each such prospectus only. The business, financial condition, results of operations and prospects of Medarex may have changed since such dates.

THE COMPANY

We are a biopharmaceutical company focused on the discovery and development of human antibody-based therapeutic products. We believe that our UltiMAb Human Antibody Development SystemSM enables us to rapidly create and develop therapeutic products for a wide range of diseases, including cancer, inflammation, auto-immune disease and other life-threatening and debilitating diseases.

We believe that antibodies are proven candidates for therapeutic products. To date, the United States Food and Drug Administration, or FDA, has approved fourteen antibody-based therapeutic products for sale in the United States. In 2002, twelve of these products generated aggregate worldwide sales in excess of $4.5 billion. We intend to participate in this market, and to this end, are developing an expanding pipeline of therapeutic antibody products generated through the use of our proprietary UltiMAb™ technology.

Eleven antibodies derived from our UltiMab human antibody development technology are currently in human clinical trials or have had regulatory applications submitted for such trials for a wide range of diseases, such as cancer (including various lymphomas), rheumatoid arthritis, multiple sclerosis and psoriasis. Three of these products are fully owned by Medarex: MDX-010 (Phase II), MDX-060 (Phase I/II) and MDX-070 (Phase I/II), for the treatment of cancer, lymphoma and/or HIV. One antibody for autoimmune disease, MDX-018 (Phase I/II), is being jointly developed with our partner, Genmab A/S, and three are being developed by Genmab: HuMax™-CD4 (Phase II) for psoriasis and lymphoma, HuMax-IL15 (Phase II) for rheumatoid arthritis and HuMax-EGFr (Phase I/II) for head and neck cancer. Additionally, our licensing partners Novartis Pharma AG and Centocor, Inc. (a subsidiary of Johnson & Johnson) are developing a total of four antibodies, for anti-inflammatory and autoimmune diseases, that are currently in early clinical trials. We and our partners also have a number of product candidates in preclinical development. The preceding information regarding the clinical status of our partners’ products is based on our partners’ public disclosure.

As of September 30, 2003, we have more than 45 partnerships with pharmaceutical and biotechnology companies to jointly develop and commercialize products or to enable other companies to use our proprietary technology in their development of new therapeutic products. These companies include industry leaders such as Amgen, Inc., Centocor, Inc. (a subsidiary of Johnson & Johnson), Pfizer, Inc., Eli Lilly & Company, Human Genome Sciences, Inc., Abbott Laboratories, Novartis Pharma AG, Novo Nordisk A/S and Schering AG. Some of our partnerships are licensing partnerships, with the potential to pay us licensing fees, milestone payments and royalty payments; others are collaborative partnerships and provide for the sharing of product development costs, as well as any revenues, expenses and profits associated with products arising under the collaboration.

In addition to our UltiMAb Human Antibody Development System, we have considerable experience in preclinical and clinical development as well as in manufacturing antibodies for clinical trials. Our existing manufacturing facility in Annandale, New Jersey currently has the capacity to develop up to 15 new antibody projects per year for clinical development purposes, meeting our near-term production demands. We have assembled a team of experienced scientific, production, clinical and regulatory personnel to facilitate the discovery, development and commercialization of antibody-based products for us and for our partners. We intend to add sales and marketing and additional manufacturing capabilities as needed.

We are working to build one of the industry’s largest clinical pipelines of human antibody-based therapeutics for the treatment of cancer and other life-threatening and debilitating diseases. To this end, we have implemented a business strategy involving the expansion and diversification of our product pipeline and partnerships and an increase in our resources to develop, manufacture and commercialize products. We intend to capitalize on the value of our own human antibody products by developing them through late stage clinical trials and/or regulatory approval. We believe this will allow us to retain substantial commercial rights or profit sharing opportunities with regard to these products. In addition, we are enhancing and expanding our partnerships, which provide us the opportunity to participate in the development and commercialization of substantially more product candidates than we could using only our own resources. We believe our business strategy will allow us to build and maximize value by delivering a productive clinical pipeline of medically important and commercially successful products.

We were incorporated in 1987. Our principal executive offices are located at 707 State Road, Princeton, New Jersey 08540. Our telephone number is (609) 430-2880. We maintain a worldwide website at www.medarex.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained on our website. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the Securities and Exchange Commission, or SEC, are currently available free of charge to the general public through our website at www.medarex.com. These reports are accessible on our website at a reasonably practicable time after being filed with the SEC.

Medarex®, HuMAb-Mouse®, GenPharm® and KM-Mouse® are registered U.S. trademarks of Medarex, Inc. UltiMAb Human Antibody Development SystemSM, Ultra-Potent Toxin™ and UltiMAb™ are trademarks or service marks of Medarex, Inc. All other company names, trademarks and service marks included herein are trademarks, registered trademarks, service marks or trade names of their respective owners.

RECENT DEVELOPMENTS

On May 23, 2002, we and our subsidiary, Medarex Belgium, S.A., entered into an Asset Purchase Agreement with Corixa, Coulter Pharmaceutical, Inc. a wholly owned subsidiary of Corixa and Corixa Belgium S.A., a subsidiary of Corixa. Corixa, Coulter Pharmaceutical and Corixa Belgium are hereinafter collectively referred to as Corixa. Under the terms of the Asset Purchase Agreement, we acquired certain selected assets and related business operations of Corixa, including certain preclinical product candidates and programs related to the research and development of therapeutic products for the treatment of autoimmune diseases, cancer and infectious diseases. As part of this transaction, we also acquired all intellectual property, know-how, data, contracts, equipment and materials owned or licensed by Corixa related to such product candidates and programs, as well as all research and development activities, regulatory approval processes and permits, manufacturing, marketing and distribution activities, and the conduct of clinical trials with respect thereto. In addition, we agreed to sublease approximately 30,000 square feet of laboratory and office space at Corixa’s South San Francisco, California facility. We also assumed certain additional liabilities and agreed to retain approximately 30 Corixa employees related to such product candidates and programs.

We acquired the assets for an aggregate purchase price of $21.0 million, which we paid through the issuance of 3,086,075 fully registered shares of our common stock, a payment of cash in the amount of $1.75 million and $2.5 million in cash for certain equipment and laboratory supplies. We also reimbursed Corixa for certain expenses it incurred in connection with the transferred business operations. In addition, Corixa was entitled to receive up to $6 million in additional consideration in cash or, at our election, in shares of common stock, based upon certain contingencies, including the renegotiation of an existing license agreement with respect to the Ultra-Potent Toxin™ technology between Kyowa Hakko Kogyo Co., Ltd., or Kyowa, and Corixa, which license agreement we acquired as part of the asset purchase agreement with Corixa.

On October 17, 2003, we entered into an Amended and Restated License Agreement with Kyowa, referred to herein as the Kyowa License. Under the terms of the Kyowa License, we received certain intellectual property rights relating to the development and commercialization of the Ultra-Potent Toxin technology. As partial consideration for these rights, we agreed to pay Kyowa a total of $4.0 million, $3.6 million of which was paid through the issuance of 552,020 shares of our common stock to Kyowa on October 28, 2003, with the balance of $0.4 million paid in cash on that date, representing applicable withholding taxes. The number of shares of our common stock was determined by dividing $3.6 million by the average of the closing sales prices of our common stock for each of the trading days during the twenty-trading-day period ending two trading days immediately prior to October 17, 2003 (the Effective Date of the Kyowa License) as publicly reported by NASDAQ. In the event that, during the 60-day period following the applicable date of issuance of such common stock, Kyowa sells all of the shares of our common stock delivered as payment under the Kyowa License, and the proceeds of such sale are less than $3.6 million, we must pay the difference to Kyowa in cash. If such sale proceeds exceed $3.6 million, Kyowa must pay us 50% of any such excess in cash. In the event that, during any such 60-day period, Kyowa does not sell all of the shares of our common stock, there will be no such adjustment.

As noted above, the Kyowa License was the result of the renegotiation of a pre-existing license agreement with respect to Ultra-Potent Toxin technology between Kyowa and Corixa which license agreement we acquired as part of our purchase of certain assets of Corixa in May 2002. Under the terms of the Corixa Asset Purchase Agreement, upon the execution of the Kyowa License, we are required to make a final payment to Corixa in the amount of $2.5 million on or before October 31, 2003. Such amount is payable, at our option, either in cash or in shares of our common stock. We have chosen to make such payment through the issuance of 353,807 shares of our common stock under this prospectus supplement in satisfaction of this obligation. The number of shares of our common stock was determined by dividing $2.5 million by the average of the closing sales prices of our common stock for each of the five trading days commencing on October 9, 2003 and ending on October 15, 2003, as publicly reported by NASDAQ. Following this payment, we will have no further obligations to pay additional consideration to Corixa in connection with the May 2002 Asset Purchase Agreement.

All shares of our common stock issued to Kyowa and to Corixa will be fully registered and freely tradable; provided, however, that Kyowa has agreed not to sell more than 20% of shares issued to them in any five-trading-day period.

On July 23, 2003, we completed a private placement pursuant to Rule 144A of the Securities Act of 1933, as amended, of $125 million of 4.25% Convertible Senior Notes due

August 15, 2010 to qualified institutional investors. The notes are initially convertible into shares of our common stock at the rate of 148.8261 per each $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $6.72 per share, subject to anti-dilution adjustments.

We will pay interest on these notes on February 15 and August 15 of each year beginning on February 15, 2004. We received net proceeds from the private placement of approximately $120.9 million (after deducting the initial purchasers’ discounts and estimated offering expenses). Approximately $15.8 million of the net proceeds have been used to purchase U.S. Treasury security strips to collateralize the notes in an amount sufficient to pay the initial six interest payments on the notes.

Prior to August 15, 2006, we may redeem some or all of the notes at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the redemption date and the “make-whole” payment described below, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice. Upon any such provisional redemption, we will make an additional “make-whole” payment equal to $130.10 per $1,000 principal amount of notes redeemed, less the amount of any interest actually paid and any interest accrued and unpaid on these notes before the provisional redemption date. We may make such additional payment, at our option, in cash or shares or a combination thereof. Payments made in shares of our common stock will be valued at 95% of the average of the closing sale prices of our common stock for the five consecutive trading days ending on the third trading day immediately prior to the provisional redemption date. Noteholders have the option, subject to certain conditions, to require us to repurchase the notes in the event of a change in control at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to the date of repurchase.

THE OFFERING

Common Stock Offered	353,807

Common Stock to be outstanding after the offering	78,802,983

Use of Proceeds	We will not receive any cash proceeds from the issuance of the shares of our common stock pursuant to this offering. We have received certain assets from Corixa, including intellectual property, know-how, data, contracts and materials owned or licensed by Corixa related to certain product candidates and programs.

NASDAQ National Market Symbol	MEDX

Unless otherwise stated herein, all information contained in this prospectus supplement relating to the number of outstanding shares of our common stock excludes:

•	8,443,542 shares of common stock issuable upon exercise of outstanding options having a weighted average exercise price of $8.92 per share;

•	6,614,739 shares of common stock reserved for issuance under our existing stock option plans;

•	272,578 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan;

•	18,601,190 shares of common stock issuable upon conversion or repurchase of $125.0 million aggregate principal amount of our 4.25% convertible senior notes due August 15, 2010;

•	6,067,961 shares of common stock reserved for issuance upon conversion of $175.0 million aggregate principal amount of our 4.50% convertible subordinated notes due 2006;

•	568,985 shares of common stock held in treasury; and

•	552,020 shares of common stock issued to Kyowa on October 28, 2003.

In addition, the information contained in this prospectus supplement does not include shares of our common stock which we may be required to issue pursuant to certain contractual obligations and shares we may issue under a shelf registration statement on Form S-3 which we have filed under the Securities Act relating to the sale of up to $297.15 million of our securities, all as more fully described herein under the section entitled “Risk Factors.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial information for the periods indicated. The selected consolidated financial information for each of the years in the five-year period ended December 31, 2002 and at December 31 of each of those years has been derived from our audited consolidated financial statements. The financial information set forth below for the six months ended June 30, 2002 and 2003 has been derived from unaudited consolidated financial information, which we believe presents fairly such consolidated information in conformity with generally accepted accounting principles. You should read the selected consolidated financial information in conjunction with our consolidated financial statements and the notes thereto and the other financial information incorporated by reference herein.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)					(unaudited)
Statement of Operations Data:
Revenues:
Sales	$1,349	$1,079	$264	$191	$176	$176	$25
Contract and license revenues	5,443	8,593	19,619	37,140	24,552	14,380	3,650
Sales, contract and license revenues from Genmab	—	252	2,574	4,973	14,751	4,299	2,540

Total revenues	6,792	9,924	22,457	42,304	39,479	18,855	6,215
Costs and expenses:
Cost of sales	1,218	709	1,189	642	8,327	1,806	3
Research and development	23,122	19,929	33,942	38,626	82,626	35,615	47,276
General and administrative	5,065	8,036	18,142	19,344	22,852	11,196	10,882
Write-off of facility costs	—	—	—	—	11,294	11,266	—
Acquisition of in-process technology	—	—	—	—	16,312	16,312	—

Total costs and expenses	29,405	28,674	53,273	58,612	141,411	76,195	58,161

Operating loss	(22,613)	(18,750)	(30,816)	(16,308)	(101,932)	(57,340)	(51,946)
Equity in net loss of affiliate	—	—	(353)	(7,334)	(50,625)	(7,265)	(6,941)
Interest and investment income	1,956	1,205	21,158	24,728	18,495	9,697	5,715
Impairment loss on investment in partners	—	—	—	—	(11,886)	(4,091)	—
Additional payments related to asset acquisition	—	—	—	—	(2,425)	(281)	(86)
Interest expense	(1,539)	(8)	(3)	(4,615)	(9,065)	(4,527)	(4,618)
Gain on disposition of Genmab stock	—	—	—	1,442	—	—	—

Income (loss) before provision (benefit) for income taxes	(22,196)	(17,553)	(10,014)	(2,087)	(157,438)	(63,807)	(57,876)
Provision (benefit) for income taxes	341	(522)	(13,075)	600	103	—	42

Income (loss) before cumulative effect of change in accounting principle	(22,537)	(17,031)	3,061	(2,687)	(157,541)	(63,807)	(57,918)
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(830)

Net income (loss)	$(22,537)	$(17,031)	$3,061	$(2,687)	$(157,541)	$(63,807)	$(58,748)

Basic net income (loss) per share before cumulative effect of change in accounting principle	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(0.86)	$(0.74)
Basic net income (loss) per share – cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.01)

Basic net income (loss) per share (1)	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(0.86)	$(0.75)

Diluted net income (loss) per share before cumulative effect of change in accounting principle	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(0.86)	$(0.74)
Diluted net income (loss) per share—cumulative effect of change in accounting principle	—	—	—	—	—	—	(0.01)

Diluted net income (loss) per share (1)	$(0.44)	$(0.27)	$0.04	$(0.04)	$(2.09)	$(0.86)	$(0.75)

Weighted average common shares outstanding (1)
—basic	50,780	63,840	71,532	73,937	75,231	74,141	77,961
—diluted	50,780	63,840	73,232	73,937	75,231	74,141	77,961

	December 31,					June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)					(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$34,664	$30,147	$343,603	$466,952	$350,046	$303,668
Working capital	29,581	22,382	329,807	447,326	339,480	293,353
Total assets	42,235	40,482	558,107	720,427	549,051	494,089
Long term obligations	62	23	—	175,000	175,000	175,000
Cash dividends declared per common share	—	—	—	—	—	—
Accumulated deficit	(109,405)	(126,436)	(123,375)	(126,062)	(283,603)	(342,351)
Total shareholders’ equity	35,229	22,299	485,289	482,562	352,143	298,668

(1)	Computed on the basis described in note 2 to the consolidated financial statements.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on The NASDAQ National Market under the symbol “MEDX.” The following table sets forth the high and low sale prices per share of our common stock, as reported on The NASDAQ National Market, during the periods indicated.

	Common Stock Price*
	High	Low
Year ended December 31, 2001
First Quarter	$42.50	$12.06
Second Quarter	$32.25	$11.75
Third Quarter	$24.47	$11.91
Fourth Quarter	$25.05	$14.25
Year ended December 31, 2002
First Quarter	$18.34	$13.31
Second Quarter	$16.83	$6.71
Third Quarter	$9.00	$3.26
Fourth Quarter	$5.35	$2.55
Year ended December 31, 2003
First Quarter	$4.19	$2.71
Second Quarter	$7.25	$3.24
Third Quarter	$7.63	$4.71
Fourth Quarter (through October 28, 2003)	$7.29	$5.96

The last reported sale price of our common stock on The NASDAQ National Market on October 28, 2003 was $6.97. As of such date, there were approximately 500 stockholders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends. We do not anticipate declaring or paying cash dividends in the foreseeable future. Instead, we will reclaim our earnings, if any, for the future operation and expansion of our business.

CAPITALIZATION

The following table shows our capitalization at June 30, 2003 (i) on an actual basis; and (ii) on an as adjusted basis giving effect to (a) our acquisition of certain intellectual property rights from Corixa as described herein under the section entitled “Recent Developments”, and (b) the private offering of $125.0 million of our 4.25% convertible senior notes due August 15, 2010 completed on July 23, 2003 as described herein under the section entitled “Recent Developments.” You should also refer to our consolidated financial statements and the related notes incorporated by reference herein.

	June 30, 2003
	Actual	As Adjusted(1)
	(Dollars in thousands)
	(Unaudited)
4.50% Convertible Subordinated Notes due 2006	175,000	175,000
4.25% Convertible Senior Notes due August 15, 2010	—	125,000
Shareholders’ equity
Preferred stock, $1.00 par value, 2,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value; 200,000,000 shares authorized; 78,056,341 shares issued and 77,411,887 shares outstanding actual and 78,410,148 issued and 77,765,694 outstanding as adjusted(2)	781	784
Capital in excess of par value	631,931	634,428
Treasury stock, at cost, 644,454 shares	(1,621)	(1,621)
Deferred compensation	1,354	1,354
Accumulated other comprehensive income	8,574	8,574
Accumulated deficit	(342,351)	(344,851)

Total shareholders’ equity	298,668	298,668

Total capitalization	$473,668	$598,268

(1) The “As Adjusted” column reflects the issuance of a total of 353,807 shares of our common stock valued at $2.5 million representing the payment due to Corixa. The “As Adjusted” column does not reflect any consideration to be paid based upon certain contingencies and does not reflect any adjustments related to possible cash payments arising from the sale proceeds by Kyowa as described under the section herein entitled “Recent Developments.”

(2) Unless otherwise stated herein, all information contained in this prospectus supplement relating to the number of outstanding shares of our common stock excludes:

•	8,443,542 shares of common stock issuable upon exercise of outstanding options having a weighted average exercise price of $8.92 per share;

•	6,614,739 shares of common stock reserved for issuance under our existing stock option plans;

•	272,578 shares of common stock reserved for issuance under our 2002 Employee Stock Purchase Plan;

•	18,601,190 shares of common stock issuable upon conversion or repurchase of $125.0 million aggregate principal amount of our 4.25% convertible senior notes due August 15, 2010;

•	6,067,961 shares of common stock reserved for issuance upon conversion of $175.0 million aggregate principal amount of our 4.50% convertible subordinated notes due 2006;

•	568,985 shares of common stock held in treasury; and

•	552,020 shares of common stock issued to Kyowa on October 28, 2003.

In addition, the information contained in this prospectus supplement does not include shares of our common stock which we may be required to issue pursuant to certain contractual obligations and shares we may issue under a shelf registration statement on Form S-3 which we have filed under the Securities Act relating to the sale of up to $297.15 million of our securities, all as more fully described herein under the section entitled “Risk Factors.”

RISK FACTORS

You should carefully consider and evaluate all of the information in or incorporated by reference in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of the securities being offered by this prospectus.

Keep these risk factors in mind when you read forward-looking statements contained elsewhere or incorporated by reference in this prospectus. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “potential,” “project,” “continuing,” “ongoing,” “expect,” “will,” “could,” “may,” “believe,” “intend,” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them.

Risks Related to Medarex

Our product candidates are in early stages of development, and they have not been and may not ever be approved for sale and/or commercialized.

Our human antibody technology is a new approach to the generation of antibody-based therapeutic products. Product candidates employing our human antibody technology are in the early stages of development. Only a limited number of product candidates employing our human antibody technology have been generated by us or our partners. Based on public disclosures, regulatory applications, including Investigational New Drug Applications, or INDs, have been submitted to the United States Food and Drug Administration, or FDA, or comparable foreign authorities, for only eleven of these candidates. To date, neither we nor our partners have any product candidates employing our human antibody technology that have been approved for sale by the FDA and/or commercialized. In addition, we are not aware of any commercialized fully human monoclonal antibody therapeutic products that have been generated from any technologies similar to ours. Product candidates employing our human antibody technology may not advance beyond the early stages of product development or demonstrate clinical safety and effectiveness.

Our human antibody technology may not generate antibodies against all the antigens to which it is exposed in an efficient and timely manner, if at all. If our human antibody technology fails to generate antibody product candidates, or if we or our partners do not succeed in the development of products employing our antibody technology, those product candidates may not be approved or commercialized and our business, financial condition and results of operations may be materially harmed.

Successful development of our products is uncertain. To date, no revenues have been generated from the commercial sale of our products and our products may not generate revenues in the future.

Our development of current and future product candidates is subject to the risks of failure inherent in the development of new pharmaceutical products and products based on new technologies. These risks include:

•	delays in product development, clinical testing or manufacturing;

•	unplanned expenditures in product development, clinical testing or manufacturing;

•	failure in clinical trials or failure to receive regulatory approvals;

•	emergence of superior or equivalent products;

•	inability to manufacture on our own, or through others, product candidates on a commercial scale;

•	inability to market products due to third-party proprietary rights;

•	election by our partners not to pursue product development;

•	failure by our partners to develop products successfully; and

•	failure to achieve market acceptance.

In certain instances, we have experienced delays in our product development and clinical testing as a result of slower than anticipated patient recruitment. In a small number of instances, we have terminated the development of certain products in the early stages of clinical testing due to a lack of effectiveness. In addition, we determined not to continue the development of one late-stage product candidate due to both a lack of effectiveness and unforeseen safety issues that arose in clinical testing. None of these products employed our core fully human antibody technology.

Because of these risks, our research and development efforts or those of our partners may not result in any commercially viable products. If a significant portion of these development efforts is not successfully completed, required regulatory approvals are not obtained or any approved products are not commercially successful, our business, financial condition and results of operations may be materially harmed.

Because we and our partners have not begun commercial sales of our products, our revenue and profit potential are unproven and our limited operating history makes it difficult for an investor to evaluate our business and prospects. Our technology may not result in any meaningful benefits to our current or potential partners. No revenues have been generated from the commercial sale of our products, and our products may not generate revenues in the future. Further, due to our limited operating history, we have difficulty accurately forecasting our revenue. Our business and prospects should be considered in light of the heightened risks and unexpected expenses and problems we may face as a company in an early stage of development in a new and rapidly evolving industry.

We have incurred large operating losses and we anticipate that these losses will continue.

We have incurred large operating losses and we anticipate that these losses will continue for the foreseeable future. In particular, as of June 30, 2003, we had an accumulated deficit of approximately $342.4 million. Our net losses were $157.5 million and $58.7 million for the year ended December 31, 2002 and the six month period ended June 30, 2003, respectively. Our losses have resulted principally from:

•	research and development costs relating to the development of our technology and antibody product candidates;

•	costs associated with the establishment of our new laboratory and manufacturing facilities and manufacturing of products; and

•	general and administrative costs relating to our operations.

We intend to continue to make significant investments in:

•	research and development;

•	preclinical testing and clinical trials;

•	establishing new collaborations; and

•	new technologies.

We do not know when or if we or our partners will complete any pending or future product development efforts, receive regulatory approval or successfully commercialize any approved products.

We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if at all.

Our operating results may vary significantly from period-to-period, which may result in a decrease in the price of our securities.

Our future revenues and operating results are expected to vary significantly from period-to-period due to a number of factors. Many of these factors are outside of our control. These factors include:

•	the timing of the commencement, completion or termination of partnership agreements;

•	the introduction of new products and services by us, our partners or our competitors;

•	delays in preclinical testing and clinical trials;

•	changes in regulatory requirements for clinical trials;

•	costs and expenses associated with preclinical testing and clinical trials;

•	the timing of regulatory approvals, if any;

•	sales and marketing expenses; and

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our business operations and facilities.

Period-to-period comparisons of our results of operations may not be relied upon as an indication of future performance.

It is possible that in some future periods, our operating results may be below expectations of analysts and investors. If this happens, the price of our securities may decrease.

We may need substantial additional funding. We may not be able to obtain sufficient funds to grow our business or continue our operations.

We will continue to expend substantial resources for research and development, including costs associated with developing our antibody technology and conducting preclinical testing and clinical trials. Our future capital requirements will depend on a number of factors, including, by way of example:

•	the size and complexity of research and development programs;

•	the scope and results of preclinical testing and clinical trials;

•	the retention of existing and establishment of further partnerships, if any;

•	continued scientific progress in our research and development programs;

•	the time and expense involved in seeking regulatory approvals;

•	competing technological and market developments;

•	the time and expense of filing and prosecuting patent applications and enforcing patent claims; and

•	the cost of establishing manufacturing capabilities, conducting commercialization activities and arrangements and in-licensing products.

We believe our current sources of liquidity will be sufficient to meet our near term operating, debt service and capital requirements for at least the next 24 months. However, this 24-month period assumes the use of a portion of the proceeds from our convertible notes. To the extent our convertible notes are converted into shares of our common stock on or before their maturity dates, we will have use of that portion of the principal amount of the notes so converted to fund our on-going operations. In any event, we may require additional financing within this time frame and may raise funds through public or private financings, line of credit arrangements, collaborative relationships and/or other methods. The use of cash on hand or other financial alternatives will depend on several factors including, but not limited to, the future success of our products in clinical development, the prevailing interest rate environment, and access to the capital markets. We may be unable to raise sufficient funds to complete development of any of our product candidates or to continue operations. As a result, we may face delay, reduction or elimination of research and development programs or preclinical or clinical trials, in which case our business, financial condition or results of operations may be materially harmed.

We have a significant amount of debt and may have insufficient cash to satisfy our debt service obligations. In addition, the amount of our debt could impede our operations and flexibility.

We have a significant amount of debt and debt service obligations, which, unless converted to shares of our common stock or redeemed, will mature in 2006 ($175 million) and 2010 ($125 million), respectively. Our ability to make payments on our debt, including the notes offered by this prospectus, will depend on our future operating performance and ability to generate cash and may also depend on our ability to obtain additional debt or equity financing. Generally, during the last five years and the six months ended June 30, 2003, our operating cash flows were negative and insufficient to cover our fixed charges. Our ability to generate sufficient operating cash flow to service our indebtedness, including the notes, and fund our operating requirements will depend on our ability, alone or with others, to successfully develop, manufacture, and obtain required regulatory approvals and market our product candidates, as well as other factors, including general economic, financial, competitive, legislative and regulatory conditions, some of which are beyond our control. If we are unable to generate sufficient operating cash flow to service our indebtedness and fund our operating requirements, we may need to obtain additional debt or equity financing to do so, which may not be available to us on satisfactory terms or at all. In addition, if new indebtedness is incurred, the risks relating to our ability to service our indebtedness that we face could intensify.

Even if we are able to meet our debt service obligations, the amount of debt we have could adversely affect us in a number of ways, including by:

•	limiting our ability to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a competitive disadvantage relative to our competitors who have lower levels of debt;

•	making us more vulnerable to a downturn in our business or the economy generally; and

•	requiring us to use a substantial portion of our cash to pay principal and interest on our debt, instead of applying those funds to other purposes such as working capital and capital expenditures.

Clinical trials required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

In order to obtain FDA approval to market a new drug product, we or our partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more. Delays associated with products for which we are directly conducting preclinical or clinical trials may cause us to incur additional operating expenses. Moreover, we will continue to be affected by delays associated with the preclinical testing and clinical trials of certain product candidates conducted by our partners over which we have no control. The commencement and rate of completion of clinical trials may be delayed by many factors, including, for example:

•	the inability to manufacture sufficient quantities of qualified materials under current good manufacturing practices, or cGMPs, for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	the inability to adequately observe patients after treatment;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during the clinical trials;

•	unforeseen safety issues;

•	delays, suspension, or termination of the clinical trials due to the institutional review board responsible for overseeing the study at a particular study site; and

•	government or regulatory delays or “clinical holds” requiring suspension or termination of the trials.

Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our human antibody technology. In a small number of instances, we have terminated the development of certain products in the early stages of clinical testing due to a lack of effectiveness. None of these products employed our core fully human antibody technology. In addition, we have determined not to continue the development of one late-stage product candidate due to both a lack of effectiveness and unforeseen safety issues that arose in clinical testing. This product did not employ our core fully human antibody technology. Furthermore, in clinical trials of certain of our fully human antibody products, a number of patients have experienced adverse events such as fever, chills and nausea. The events were expected and were of the type normally associated with clinical trials of antibody based products. These events generally responded to standard medical therapy. In addition, in clinical trials of one of our fully human antibody products, a small number of patients experienced anticipated drug-related autoimmune adverse events, such as dermatitis and colitis, ranging from mild in most cases to severe in a very small number of instances. Almost all of these events responded to medical therapy. We cannot assure you that additional safety issues will not arise with respect to our products in the future.

To date, we have experienced slower than expected rates of patient recruitment in certain of our clinical trials. As a result, in certain instances, we have experienced delays in our product development and clinical testing. In addition, data obtained from clinical trials of our products to date have been insufficient to demonstrate safety and efficacy under applicable FDA guidelines. As a result, these data will not support an application for regulatory approval without further clinical trials. Clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for any of our product candidates. We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

Success in early clinical trials may not be indicative of results obtained in later trials.

Results of our early clinical trials and those of our partners using our human antibody technology are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials have often not been predictive of results obtained in later clinical trials. A number of new drugs and biologics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. For example, the FDA is in the process of moving several product categories currently regulated by the agency’s Center for Biologics Evaluation and Research, or CBER, to the agency’s Center for Drug Evaluation and Research, or CDER. These product categories include monoclonal antibodies as well as cytokines, growth factors, enzymes, interferons and certain proteins. The effect that this reorganization at the FDA will have on clinical trials and product approval outcomes or timing is uncertain, but could cause delays or other currently unforeseeable effects.

Product candidates employing our antibody technology may fail to gain market acceptance.

Even if clinical trials demonstrate the safety, effectiveness, potency and purity of products developed by us or our partners using our technology and all regulatory approvals have been obtained, product candidates employing our antibody technology may not gain market acceptance among physicians, patients, third-party payors and the medical community. For example, the current delivery systems for antibody-based therapeutic products are intravenous and subcutaneous injection, which are generally less well received by patients than tablet or capsule delivery. The degree of market acceptance of any product candidates employing our technology will depend on a number of factors, including, for example:

•	establishment and demonstration of clinical efficacy, potency and safety, especially as compared to conventional treatments;

•	cost-effectiveness;

•	alternative treatment methods;

•	reimbursement policies of government and third-party payors; and

•	marketing and distribution support for our product candidates.

In addition, many of our activities involve genetic engineering in animals and animal testing. These types of activities have been the subject of controversy and adverse publicity. Animal rights groups and various other organizations and individuals have attempted to stop genetic engineering activities and animal testing by lobbying for legislation and regulation in these areas.

If products employing our technology do not achieve significant market acceptance, our business, financial condition and results of operations may be materially harmed.

The successful commercialization of our antibody products will depend on obtaining coverage and reimbursement for use of these products from third-party payors.

Sales of pharmaceutical products largely depend on the reimbursement of patients’ medical expenses by government health care programs and private health insurers. Without the financial support of the governments or third-party payors, the market for products employing our human antibody technology will be limited. These third-party payors are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct post-marketing studies in order to demonstrate the cost-effectiveness of our products. Such studies may require us to dedicate a significant amount of resources. Our project candidates may not be considered cost-effective. Third-party payors may not reimburse sales of products employing our human antibody technology, or enable us or our partners to sell them at profitable prices.

Third-party payors control health care costs by limiting both coverage and the level of reimbursement for new health care products. In the future, the United States government may institute price controls and further limits on Medicare and Medicaid spending. Internationally, medical reimbursement systems vary with differing degrees of regulation. Pricing controls and reimbursement limitations could affect the payments we receive from sales of products generated using our human antibody technology. These variations could harm our ability and the ability of our partners to sell products generated using our human antibody technology in commercially acceptable quantities at profitable prices.

Our manufacturing facilities may not continue to meet regulatory requirements and have limited capacity.

Before approving a new drug or biologic product, the FDA requires that the facilities at which the product will be manufactured are in compliance with current good manufacturing practices, or cGMP requirements. To be successful, our therapeutic products must be manufactured for development and, following approval, in commercial quantities, in compliance with regulatory requirements and at acceptable costs. While we believe our current facilities are adequate for the limited production of product candidates for clinical trials, our facilities are not adequate to produce sufficient quantities of any products for commercial sale.

If we are unable to establish and maintain a manufacturing facility or secure third party manufacturing capacity within our planned time and cost parameters, the development and sales of our products and our financial performance may be materially harmed.

We may also encounter problems with the following:

•	production yields;

•	quality control and assurance;

•	shortages of qualified personnel;

•	compliance with FDA regulations, including the demonstration of purity and potency;

•	changes in FDA requirements;

•	production costs; and/or

•	development of advanced manufacturing techniques and process controls.

We are aware of only a limited number of companies on a worldwide basis that operate manufacturing facilities in which our product candidates can be manufactured under cGMP regulations, a requirement for all pharmaceutical products. We are currently pursuing late-stage clinical and commercial supply agreements with cGMP-compliant third party manufacturers with available capacity to meet our internal production timetables. As of September 30, 2003, we had not yet entered into any such agreements. It would take a substantial period of time for a contract facility that has not been producing antibodies to begin producing antibodies under cGMP regulations. We cannot make assurances that we will be able to contract with any of these companies on acceptable terms or in a timely manner, if at all.

In addition, we and any third-party manufacturer will be required to register manufacturing facilities with the FDA and other regulatory authorities. The facilities will be subject to inspections confirming compliance with cGMP or other regulations. If we or any of our third-party manufacturers fail to maintain regulatory compliance, the FDA can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new drug product or biologic product, or revocation of a pre-existing approval. As a result, our business, financial condition and results of operations may be materially harmed.

We are, in part, dependent on our partner’s willingness and/or ability to devote resources to the development of product candidates or otherwise support our business as contemplated in our partnership agreements.

We depend, in part, on our partners to support our business, including the development of products generated through the use of our antibody technology. We currently, or in the future may, rely on our partners to:

•	access proprietary antigens for the development of product candidates;

•	access skills and information that we do not possess;

•	fund our research and development activities;

•	manufacture products;

•	fund and conduct preclinical testing and clinical trials;

•	seek and obtain regulatory approvals for product candidates; and/or

•	commercialize and market future products.

Our dependence on our partners subjects us to a number of risks, including:

•	our partners have significant discretion whether to pursue planned activities;

•	we cannot control the quantity and nature of the resources our partners may devote to product candidates;

•	our partners may not develop products generated using our antibody technology as expected; and

•	business combinations or significant changes in a partner’s business strategy may adversely affect that partner’s willingness or ability to continue to pursue these product candidates.

If we do not realize the contemplated benefits from our partners, our business, financial condition and results of operations may be materially harmed.

Our existing partnerships may not be completed or may be terminated, and we may not be able to establish additional partnerships.

We have entered into binding letters of intent or memoranda of understanding with Genmab A/S, Athersys, Inc., and Regeneron Pharmaceuticals, Inc. These binding letters of intent or memoranda of understanding include the principal terms of these transactions, which will be incorporated into definitive agreements. By their terms, these letters of intent and memoranda of understanding will remain in full force and effect and the parties will operate in accordance with their terms until such time as definitive agreements are executed. If we are unable to agree on the terms of a definitive agreement with respect to one or more of these partners, our business may be harmed.

Our licensing partners generally have the right to terminate our partnerships at any time. Our ability to continue our current partnerships and to enter into additional partnerships is dependent in large part on our ability to successfully demonstrate that our HuMab-Mouse technology is an attractive method of developing fully human antibody therapeutic products. We have generated only a limited number of fully human antibody therapeutic product candidates pursuant to our collaboration agreements and only eleven product candidates generated with our human antibody technology have entered clinical testing. Existing or potential partners may pursue alternative technologies, including those of our competitors, or enter into other transactions that could make a collaboration with us less attractive to them. For example, if an existing partner purchases a company that is one of our competitors, that company could be less willing to continue its collaboration with us. In addition, a company that has a strategy of purchasing companies rather than entering into partnership arrangements might have less incentive to enter into a collaboration agreement with us. Moreover, disputes may arise with respect to the ownership of rights to any technology or products developed with any current or future partner. Lengthy negotiations with potential new partners or disagreements between us and our partners may lead to delays or termination in the research, development or commercialization of product candidates. If we are not able to establish additional partnerships on terms that are favorable to us or if a significant number of our existing partnerships are terminated and we cannot replace them, we may be required to increase our internal product development and commercialization efforts. This would likely:

•	limit the number of product candidates that we will be able to develop and commercialize;

•	significantly increase our need for capital; and/or

•	place additional strain on management’s time.

Any of the above may materially harm our business, financial condition and results of operations.

Our goals and/or strategy may conflict with those of our partners.

We may have goals and/or strategies that may conflict with those of our partners that could adversely affect our business. For example, our partners may pursue alternative technologies, including those of our competitors. Disputes may arise with respect to the ownership of rights to any technology or products developed with any partner. If our partners pursue alternative technologies or fail to develop or commercialize successfully any product candidate to which they have obtained rights from us, our business, financial condition and results of operations may be materially harmed.

Due to the size of our equity interest in Genmab, we must include a portion of its income and losses in our financial statements.

Due to the size of our interest in Genmab, we are currently required to account for our equity interest in Genmab under the equity method of accounting, which provides that we must include a portion of Genmab’s income and losses equal to our percentage equity interest in Genmab in our consolidated financial statements. For the years ended December 31, 2000, 2001 and 2002, our share of Genmab’s losses were approximately $0.4 million, $7.3 million and $19.6 million, respectively. For the six-month period ended June 30, 2003, our share of Genmab’s net loss was $6.9 million. Genmab has publicly stated that it anticipates that it will incur substantial losses as it expands its research and product development efforts. As Genmab’s losses continue to increase, the aggregate amount of such losses we must include in our consolidated financial statements will also increase.

Our strategic investments in our partners whose securities are publicly traded expose us to equity price risk and, in addition, investments in our partners may be deemed impaired, which would affect our results of operations.

We have a number of strategic investments which expose us to equity price risk. These investments may become impaired which would adversely affect our results of operations.

We are exposed to equity price risk on our strategic investments in our publicly-traded partners, including Genmab, Northwest Biotherapeutics, Inc., Seattle Genetics, Inc., Protein Design Labs, Inc. and Tularik, Inc., and as part of our business strategy, we may choose to make additional similar investments in public companies in the future. As these investments are the result of strategic alliances with our collaborative partners, we typically do not attempt to reduce or eliminate our market exposure of these types of strategic investments. Under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” these investments are designated as available-for-sale and are reported at fair value on our consolidated balance sheet. Unrealized holding gains and losses on available-for-sale securities are generally excluded from earnings and reported within other comprehensive income which is a separate component of shareholders’ equity. Under our accounting policy, marketable equity securities are generally considered to be impaired if their fair value is less than our cost basis in such securities for more than six months, or some other period in light of the particular facts and circumstances surrounding the investment. If a decline in the fair value of available-for-sale securities is considered to be other than temporary, the cost basis of the security is written down to fair value as a new cost basis and the amount of the write-down is included in earnings as an impairment charge. For the year ended December 31, 2002, we recorded impairment charges of approximately $40.5 million (of which approximately $31.0 million related to Genmab) on our strategic investments in publicly traded companies. During the six months ended June 30, 2003, no impairment charges were recorded related to the value of our investments. If we deem these investments to be further impaired at the end of any future reporting period, we may incur additional impairment charges on these investments.

In addition, we have investments in several of our partners whose securities are not publicly traded such as IDM. Because these securities are not publicly traded, the value of our investments in these companies are inherently more difficult to estimate than our investments in publicly traded companies. We estimate the value of these investments by using information acquired from industry trends, the management of these companies, financial statements, and other external sources. Based on the information acquired through these sources, we record an investment impairment charge when we believe an investment has experienced a decline in value that is considered to be other than temporary. For the year ended December 31, 2002, we recorded impairment charges of approximately $2.4 million on our investments in privately-held companies. During the six months ended June 30, 2003, no impairment charges were recorded related to the value of our investments in privately held companies. Future adverse changes in market conditions or adverse changes in operating results of these companies may also require an impairment charge in the future.

We are dependent on our key personnel.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Donald L. Drakeman, Ph.D., our President and Chief Executive Officer, and Nils Lonberg, Ph.D., our Senior Vice President and Scientific Director. We have entered into employment agreements with Dr. Drakeman and certain of our other executive officers, which expire at various times over the next two years. Thereafter, all of these agreements are automatically renewed for successive one (1) year terms unless we or the employee elect not to renew. We are currently in the process of establishing new employment agreements with certain of our executive officers, including Dr. Drakeman and Dr. Lonberg. However, we cannot assure you that we will be able to complete these new employment agreements.

For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business, financial condition and results of operations may be materially harmed.

We depend on patents and proprietary rights.

Our success depends in part on our ability to:

•	protect trade secrets;

•	operate without infringing upon the proprietary rights of others;

•	in-license certain technologies; and

•	apply for, obtain, protect and enforce patents.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We protect our proprietary position by filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. While a number of patents have been issued in the United States and Europe relating to our human antibody technology, we may not be able to obtain patent protection in other countries. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued or enforceable. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide sufficient protection against competitors. Also, patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality and proprietary information agreements. These agreements may not provide protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information, or breach of these agreements. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

Our commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. In the event that our technologies may infringe on the patents or violate other proprietary rights of third parties, we and our partners may be prevented from pursuing product development, manufacturing or commercialization. Such a result may materially harm our business, financial condition and results of operations.

Third parties may challenge the validity of our patents and other intellectual property rights, resulting in litigation or other time-consuming and expensive proceedings which could deprive us of valuable rights.

If we become involved in any intellectual property litigation, interference or other judicial or administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Therefore, we and our partners may be restricted or prevented from manufacturing and selling products employing our human antibody technology, which would harm our business.

Even though we have received patents pertaining to the HuMAb-Mouse technology, this does not mean that we and our licensees of HuMAb-Mouse technology will have exclusive rights to antibodies against all targets that are made using this technology, or that we or our licensees will have the right to make, develop, use or sell such antibodies.

Our patents covering the HuMAb-Mouse technology include patents that cover particular human antibodies. These patents do not cover all human antibodies.

Our patents may not protect against the importation of products, such as antibodies, made using HuMAb-Mouse technology.

Moreover, other parties could have blocking patent rights to products made using HuMAb-Mouse technology, such as antibodies, and their production and uses, either because of a proprietary position covering the antibody or the antibody’s target. For example, we are aware of certain United States and European patents held by third parties relating to particular targets for their human monoclonal antibodies, to human monoclonal antibodies against various targets and bi-specific products, and the manufacture and use of such products. In particular, we are aware of certain United States and foreign patents and patent applications owned by third parties that pertain to monoclonal antibodies against CTLA-4 and their uses. We are also aware of certain United States and foreign patents and patent applications held by third parties relating to anti-CD4 antibodies, anti-CD30 antibodies, anti-EGFr antibodies, anti-PSMA antibodies, and anti-heparanase antibodies as well as other antibody products under development by us.

We are also aware of a United States patent owned by Genentech, Inc., relating to the production of recombinant antibodies in host cells. We currently produce certain of our products and our partners’ products using recombinant antibodies from host cells and may choose to produce additional products in this manner. If any of our antibody products are produced in the manner claimed in this patent, then we may need to obtain a license, should one be available. If we are unable to obtain a license on commercially reasonable terms, we may be restricted in our ability to make recombinant antibodies using Genentech’s techniques. In addition to the Genentech patent, we are also aware of certain United States patents held by third parties relating to antibody expression in particular types of host cells, including CHO cells, which may be relevant to our current or future manufacturing techniques.

If our antibody products (or those antibody products of our partners using our human antibody technology) or their commercial use or production meet all of the requirements of any of the claims of the aforementioned patents, or patents which may issue from the aforementioned patent applications, then we or our partners may need a license to one or more of these patents. Further, we are aware of a number of other third party patent applications which, if granted, with claims as currently drafted, may cover our and our partners’ current or planned activities. We expect to seek to obtain licenses to such patents when, in our judgment, such licenses are needed. If any licenses are required, there can be no assurance that we will be able to obtain any such license on commercially favorable terms, if at all, and if these licenses are not obtained, we might be prevented from using certain of our technologies for the generation of our recombinant human antibody products. Our failure to obtain a license to any technology that we may require may materially harm our business, financial condition and results of operations. We cannot assure you that our products and/or actions in developing or selling recombinant human antibody products will not infringe such patents.

In general, our patent protection may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability and the ability of our partners to use, import, manufacture, market or sell products or impair our competitive position and the competitive position of our partners.

We are not the exclusive owner of the technology underlying the HuMAb-Mouse®. In March 1997, prior to our acquisition of GenPharm International, Inc., GenPharm entered into a cross-license and settlement agreement with Abgenix, Inc., Cell Genesys, Inc., Xenotech, L.P. and Japan Tobacco, Inc., pursuant to which Abgenix and these entities paid us and GenPharm a total of approximately $38.6 million during 1997 and 1998. This payment was in exchange for a non-exclusive license to certain patents, patent applications, third-party licenses and inventions pertaining to the development and use of certain transgenic rodents, including mice, that produce fully human antibodies that are integral to our products and business. These patents, licenses and inventions form the basis of our HuMAb-Mouse technology. Our business may suffer from the competition of these entities or if any of these entities breach the cross-license and settlement agreement.

We are not the exclusive owner of the technology underlying the KM-Mouse®. Effective September 4, 2002, we entered into a collaboration and license agreement with Kirin Brewery Co., Ltd., superseding the letter of intent entered into by us with Kirin in December 1999. Under this agreement, we and Kirin have exchanged certain cross-licenses for each other’s technology for the development and commercialization of human antibody products made using the HuMAb-Mouse, the Kirin mice (TC Mouse™ and HAC Mouse™) and the KM-Mouse. Kirin has certain rights to distribute and use such mice throughout the world. Our business may suffer as a consequence of competition from Kirin or if the collaboration and license agreement were breached or terminated for any reason.

We have had and may continue to face product liability claims related to the use or misuse of products employing our antibody technology.

The administration of drugs to humans, in clinical trials or after commercialization, may expose us to product liability claims. Consumers, healthcare producers or persons selling products based on our technology may be able to bring claims against us based on the use of our products in clinical trials and the sale of products based on our technology. Product liability claims may be expensive to defend and may result in large judgments against us. We have obtained limited product liability coverage for our clinical trials, under which coverage limits are $10 million per occurrence and $10 million in the aggregate. Although we believe these coverage limits are adequate, we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. We intend to increase our coverage limits as we progress into additional late-stage clinical trials and to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for products in development. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms.

In November 1998, we voluntarily suspended clinical trials for one of our products after some patients experienced serious adverse events, or SAEs. This product did not employ our core fully human antibody technology and we have determined not to pursue further development of this product. As a result of these SAEs, we received a small number of claims, of which five resulted in lawsuits being filed. All of these lawsuits have been settled for insubstantial amounts. We cannot make assurances that additional claims will not be filed against us relating to these SAEs or arising out of any other clinical trial we have conducted or will conduct in the future.

Generally, our trials are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and during the course of treatment, these patients could die or suffer adverse medical effects for reasons that may not be related to our products. To date, in trials of one of our products, we have experienced mortalities in a very small number of patients which we believe will not materially affect our ability to continue with trials of this product as planned. Any of these events could result in a product liability claim. Any such claims against us, regardless of their merit, could result in significant awards against us which could materially harm our business, financial condition and results of operations.

We face intense competition and rapid technological change.

The development of biotechnology and pharmaceutical products is a highly competitive business subject to significant and rapid technological change. We face competition in several different forms. First, our human antibody generation activities currently face competition from several competitors with similar technology to ours as well as distinctly different technologies. The actual products being developed by us or by our partners also face actual and potential competition. Developments by our competitors may render our human antibody technology obsolete or non-competitive.

We are aware of several pharmaceutical and biotechnology companies that are actively engaged in research and development in areas related to antibody therapeutics. Some of these companies have commenced clinical trials of antibody products or have successfully commercialized antibody products. Many of these companies are addressing the same diseases and disease indications as we and our partners. Also, we compete with companies that offer antibody generation services to companies that have disease related target antigens. These competitors have specific expertise or technology related to antibody development. We compete directly with Abgenix, with respect to the generation of fully human antibodies from transgenic mice. In addition, we have entered into agreements with each of Kirin and Genmab, respectively, that grant these companies licenses to our proprietary technology platform, enabling them to compete with us in offering antibody generation and development services in certain markets. Xenerex Biosciences and XTL Biopharmaceutical, Ltd. have developed technology that, according to Xenerex and XTL, will allow them to generate fully human monoclonal antibodies in functionally modified mice. Numerous additional companies are developing therapeutic products comprising human antibody components. Furthermore, several companies are developing, or have developed, technologies that do not involve immunization of animals for creating antibodies comprising human antibody sequences. For example, phage and yeast display technology is being used by companies, such as Abbott Laboratories, Cambridge Antibody Technology Group plc, or CAT, Dyax Corp., Genetastix Corporation and MorphoSys AG to develop therapeutic products comprising human antibody sequences. Companies such as Johnson & Johnson, MedImmune, Inc., Amgen, IDEC Pharmaceuticals Corporation, Novartis, Genentech, Inc., Protein Design Labs, Inc., Wyeth, Abbott and Corixa Corporation have generated therapeutic products that are currently on the market and that are derived from recombinant DNA that comprise human antibody components.

Other technologies can also be applied to the treatment of the diseases that we or our partners are pursuing. For example, immunoconjugates—monoclonal antibodies linked to toxins or radioactive isotypes—are being developed by others. In addition, the application of recombinant DNA technology to develop potential products consisting of proteins (such as growth factors, hormones, enzymes, receptor fragments and fusion proteins, or cytokines) that do not occur normally in the body, or occur only in small amounts, has been underway for some time. Included in this group are interleukins such as IL-2 and IL-11, interferons alpha, beta and gamma, colony stimulating factors such as G-CSF and GM-CSF, clotting factors, growth hormones, erythropoeitin, DNAse, tPA, glucocerebrosidase, PDGF, and a number of other biological response modifiers. Continuing development of new chemical entities and other drugs by large pharmaceutical companies carries with it the potential for discovery of agents for treating disease indications also targeted by drugs that we or our partners are developing.

Some of our competitors have received regulatory approval or are developing or testing product candidates that compete directly with product candidates employing our antibody technology. Many of these companies and institutions, either alone or together with their partners, have substantially greater financial resources and larger research and development staffs than we or some of our partners do. In addition, many of these competitors have significantly greater experience than we do in:

•	developing products;

•	undertaking preclinical testing and clinical trials;

•	obtaining FDA and other regulatory approvals of products; and

•	manufacturing and marketing products.

Accordingly, our competitors may obtain patent protection, receive FDA approval or commercialize products before we or our partners do. If we or our partners commence commercial product sales, we or our partners will be competing against companies with greater marketing and manufacturing capabilities, areas in which we and certain of our partners have limited or no experience.

We also face intense competition from other pharmaceutical and biotechnology companies to establish partnerships, as well as relationships with academic and research institutions, and to license proprietary technology. These competitors, either alone or with their partners, may succeed in developing technologies or products that are more effective than ours.

We are subject to extensive and costly government regulation.

Product candidates employing our human antibody technology are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export of biopharmaceutical products. The FDA regulates human antibodies as biologics, subject to a Biologic License Application, or BLA, under the Public Health Services Act, as amended. If products employing our human antibody technology are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not we have obtained FDA approval for a given product and its uses. Such foreign regulation may be equally or more demanding than corresponding United States regulation.

Government regulation substantially increases the cost of researching, developing, manufacturing, and selling our products. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. We or our partners must obtain regulatory approval for each product we intend to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires the submission of extensive preclinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety, efficacy, potency and purity for each intended use. The development and approval process takes many years, requires substantial resources, and may never lead to the approval of a product. Failure to obtain regulatory approvals, or delays in obtaining regulatory approvals may:

•	adversely affect the successful commercialization of any drugs that we or our partners develop;

•	impose additional costs on us or our partners;

•	diminish any competitive advantages that we or our partners may attain; and

•	adversely affect our receipt of revenues or royalties.

Even if we are able to obtain regulatory approval for a particular product, the approval may limit the indicated uses for the product, may otherwise limit our ability to promote, sell, and distribute the product, may require that we conduct costly post-marketing surveillance, and/or may require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, may require further regulatory review and approval. Once obtained, any approvals may be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue. If we, our partners or our contract manufacturers fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things:

•	delays in the approval of applications or supplements to approved applications;

•	refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications;

•	warning letters;

•	fines;

•	import and/or export restrictions;

•	product recalls or seizures;

•	injunctions;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications or licenses;

•	recommendations by the FDA or other regulatory authorities against governmental contracts; and

•	criminal prosecutions.

In certain cases, we expect to rely on our partners to file investigational new drug applications, or INDs, with the FDA and to direct the regulatory approval process for products employing our human antibody technology. Our partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for their product candidates employing our human antibody technology. If they fail to obtain required governmental approvals, our partners will be delayed or precluded from marketing these products. As a result, commercial use of products employing our technology will not occur and our business, financial condition and results of operations may be materially harmed.

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.

Following completion of clinical trials, the results are evaluated and, depending on the outcome, submitted to the FDA in the form of a BLA or a New Drug Application, or NDA, in order to obtain FDA approval of the product and authorization to commence commercial marketing. In responding to a BLA or NDA, the FDA may require additional testing or information, may require that the product labeling be modified, may impose post-approval study or reporting requirements or other restrictions on product distribution, or may deny the application. The timing of final FDA review and action varies greatly, but can take years in some cases and often involves the input of an FDA advisory committee of outside experts. Product sales in the United States may commence only when a BLA or NDA is approved.

To date, we have not applied for or received the regulatory approvals required for the commercial sale of any of our products in the United States or in any foreign jurisdiction. None of our product candidates has been determined to be safe and effective, and we have not submitted an NDA or BLA to the FDA or to any foreign regulatory authorities for any of our product candidates. We have only limited experience in filing and pursuing applications necessary to obtain regulatory approval. As a result, it is possible that none of our product candidates will be approved for marketing.

Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results; the product candidate was not effective in treating the specified disease or condition; the product candidate had harmful side effects on humans or presented unacceptable safety risks; the governing regulatory authorities (such as the FDA) denied approval to the product candidate altogether or denied a commercially important indicated use; the product candidate was not economical for us to manufacture; and/or the product candidate was not cost effective in light of alternative therapies. We cannot guarantee that we will ever be able to produce commercially successful products.

If we or our manufacturing partners do not obtain and maintain current Good Manufacturing Practices, we will not be able to commercialize our product candidates.

We will depend on our own manufacturing facilities and on those of our partners and other third parties to manufacture products generated through the use of our human antibody technology. Before commercializing a new drug, manufacturers must demonstrate compliance with the applicable cGMP regulations which include quality control and quality assurance requirements as well as the maintenance of extensive records and documentation. Manufacturing facilities are subject to ongoing periodic inspection by the FDA and corresponding foreign and state authorities, including unannounced inspections, and must be licensed before they can be used in commercial manufacturing for products generated through the use of our technology. In addition, cGMP requirements are constantly evolving, and new or different requirements may apply in the future. We, our partners or third party contract manufacturers may not be able to comply with the applicable regulations. After regulatory approvals are obtained, the subsequent discovery of previously unknown problems, or the failure to maintain compliance with existing or new regulatory requirements, may result in restrictions on the marketing of a product, withdrawal of the product from the market, seizures, the shutdown of manufacturing facilities, injunctions, monetary fines and/or civil or criminal sanctions.

Even if approved, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved BLA or NDA is subject to periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA or NDA. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval.

Our operations involve hazardous materials and are subject to environmental, health and safety controls and regulations.

As a biopharmaceutical company, we are subject to environmental, health and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with environmental, health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials and we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially harm our business, financial condition and results of operations.

Our stock price may be volatile.

There has been significant volatility in the market prices of biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include, by way of example:

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial therapeutic products by us or our competitors;

•	published reports by securities analysts;

•	progress with clinical trials;

•	governmental regulation;

•	developments in patent or other proprietary rights;

•	developments in our relationship with collaborative partners;

•	public concern as to the safety and effectiveness of our products; and

•	general market conditions.

During the two-year period ending September 30, 2003, the trading price of our common stock ranged between $2.70 and $24.73. The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these or other factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

We have obligations to issue shares of our common stock in the future, which may have a dilutive effect on the shares of our common stock currently outstanding.

As of September 30, 2003, we had 8,443,542 shares of common stock reserved for issuance pursuant to options which had been granted under our stock option plans having a weighted average exercise price of $8.92 per share and we had reserved 6,614,739 shares of common stock for issuance pursuant to future grants of options under our stock option plans. We have filed registration statements on Form S-8 covering all of these shares. Shares issued pursuant to these plans, other than shares issued to affiliates, will be freely tradable in the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

In addition, as of that date, there were 535,145 shares reserved for issuance pursuant to a deferred compensation plan. The shares reserved for the deferred compensation plan will be issued in various amounts over various periods of time during the next four years. We have filed a registration statement on Form S-8 covering those shares. Shares issued pursuant to this plan, other than shares issued to affiliates, will be freely tradable in the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

As of September 30, 2003, we had reserved 272,578 shares of common stock for issuance pursuant to our 2002 Employee Stock Purchase Plan. We have filed a registration statement on Form S-8 covering those shares. Shares issued under our plans, other than shares issued to affiliates, will be freely tradable on the open market. Shares held by affiliates may be sold pursuant to the requirements of Rule 144.

The exercise of all or a portion of the outstanding options may result in a significant increase in the number of shares of our common stock that will be subject to trading on The Nasdaq National Market, Inc. or NASDAQ, and the issuance and sale of the shares of our common stock upon the exercise thereof may have an adverse effect on the price of our common stock.

As of September 30, 2003, we had 6,067,961 shares of common stock reserved for issuance pursuant to the conversion of $175.0 million aggregate principal amount of our 4.50% Convertible Subordinated Notes due 2006. Holders of these notes may convert their notes into shares of common stock at any time prior to maturity or their redemption by us at a conversion rate of 34.6789 shares per each $1,000 principal amount of notes ($28.84 per share), subject to adjustment. Shares issued upon conversion of these notes will be freely tradeable in the open market without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to the resale limitations of Rule 144.

As of September 30, 2003, we had 18,601,190 shares of common stock reserved for issuance pursuant to the conversion of $125.0 million aggregate principal amount of our 4.25% Convertible Senior Notes due 2010. Holders of these notes may convert their notes into shares of common stock at any time prior to maturity or their redemption by us at a conversion rate of 148.8261 shares per each $1,000 principal amount of the notes ($6.72 per share), subject to adjustment.

On October 17, 2003, we entered into an Amended and Restated License Agreement with Kyowa Hakko Kogyo Co., Ltd., referred to herein as the Kyowa License. Under the terms of the Kyowa License, we received certain intellectual property rights relating to the development and commercialization of our Ultra-Potent Toxin™ technology. As partial consideration for these rights, we agreed to pay Kyowa a total of $4.0 million, $3.6 million of which was paid through the issuance of 552,020 shares of our common stock to Kyowa on October 28, 2003 with the balance of $0.4 million paid in cash on the same date, representing applicable withholding taxes.

As noted above, the Kyowa License was the result of the renegotiation of a pre-existing license agreement with respect to Ultra-Potent Toxin technology between Kyowa and Corixa Corporation which license agreement we acquired as part of our purchase of certain assets of Corixa in May 2002. Under the terms of the Corixa Asset Purchase Agreement, upon the execution of the Kyowa License, we are required to make a final payment to Corixa in the amount of $2.5 million. Such amount is payable, at our option, either in cash or in shares of our common stock. We have chosen to make such payment through the issuance of 353,807 shares of our common stock in satisfaction of this obligation pursuant to this prospectus supplement. The number of shares of our common stock was determined by dividing $2.5 million by the average of the closing sales prices of our common stock for each of the five trading days commencing on October 9, 2003 and ending on October 15, 2003 as publicly reported by NASDAQ. Following this payment, we will have no further obligations to pay additional consideration to Corixa in connection with the May 2002 Asset Purchase Agreement.

All shares of our common stock issued to Kyowa and Corixa will be fully registered and freely tradeable, provided, however, that Kyowa has agreed not to sell more than 20% of the shares issued to it in any five-trading day period.

Future sales of our common stock or other securities could cause the market price of our common stock to decline.

As of September 30, 2003, we had 77,897,156 shares of common stock outstanding, of which 1,966,520 are restricted securities as that term is defined in Rule 144 under the Securities Act. Under certain circumstances, these restricted securities may be sold without registration pursuant to such rule. We are unable to predict the effect that sales made under Rule 144 or pursuant to any registration may have on the market price of our common stock. The sale of a significant number of additional securities, or even the possibility thereof, may lower the market price of our common stock.

We have a filed registration statement on Form S-3 under the Securities Act relating to 3,791,346 shares of common stock that may be offered by one of our stockholders. These shares of common stock are freely tradable without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to resale limitations of Rule 144.

In addition, we have filed a shelf registration statement on Form S-3 under the Securities Act relating to the sale of up to $297.15 million of any of the following securities:

•	debt securities;

•	preferred stock;

•	common stock; or

•	warrants to purchase debt securities, preferred stock or common stock.

We have also filed a registration statement on Form S-3 under the Securities Act of which this prospectus forms a part, that relates to the sale by certain selling securityholders of our $125.0 million convertible senior notes due August 15, 2010, and up to 18,601,190 shares of our common stock which may be issued upon the conversion of the notes. Upon the effectiveness of this registration statement, the notes and the shares of common stock will be freely tradable without restriction or further registration under the Securities Act except for shares held by our affiliates, which will be subject to resale limitation of Rule 144. In connection therewith, we have agreed to use our best efforts to keep the registration statement continuously effective until the earliest of (i) the sale of all outstanding registrable securities registered under the registration statement; (ii) the expiration of the period referred to in Rule 144(k) of the Securities Act with respect to the notes held by non-affiliates of us; (iii) all the registrable securities have ceased to be outstanding (whether as a result of redemption, repurchase, cancellation, conversion or otherwise); and (iv) two years after the effective date of the registration statement.

Upon the occurrence of certain change of control events of our company, we are required to offer to repurchase all of our debt, which may adversely affect our business and the price of our common stock.

Upon the occurrence of certain change of control events of our company, we are required to offer to repurchase all of our outstanding 4.50% convertible subordinated notes due 2006. As of the date of this prospectus, $175.0 million aggregate principal amount of these notes was outstanding. In addition, in such event we will be required to offer to repurchase all of our outstanding 4.25% convertible senior notes due August 15, 2010. As of the date of this prospectus, $125.0 million aggregate principal amount of these notes was outstanding. In each instance, we may pay the repurchase price in cash or, at our option, in common stock. These change of control events include, without limitation, (i) the acquisition by any third party of at least 50% of our common stock; or (ii) our merger or consolidation with or into any other person, any merger or consolidation of another person into us or our sale or other disposal of all or substantially all of our assets, except in certain limited circumstances provided in the indentures relating to the notes. Such repurchase rights may be triggered at a time at which we do not have sufficient funds available to pay the repurchase price in cash or determine that payment in cash is otherwise inadvisable. In such event, the issuance of a significant number of additional shares of common stock in payment of the repurchase price may lower the market price of our common stock.

Our restated certificate of incorporation, by-laws, shareholder rights plan and New Jersey law contain provisions that could delay or prevent an acquisition of our company even if the acquisition would be beneficial to our shareholders, and as a result, our management may be come entrenched and hard to replace.

In May 2001, our board of directors adopted a shareholder rights plan. The shareholder rights plan provides for a dividend of one preferred share purchase right on each outstanding share of our common stock. Each right entitles shareholders to buy 1/1000th of a share of our Series A junior participating preferred stock at an exercise price of $150.00. Each right will become exercisable following the tenth day after a person or group announces an acquisition of 20% or more of our common stock. We will be entitled to redeem the rights at $0.001 per right at any time on or before the close of business on the tenth day following acquisition by a person or group of 20% or more of our common stock.

The shareholder rights plan and certain provisions of our restated certificate of incorporation and amended and restated by-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. This could limit the price that certain investors might be willing to pay in the future for our common stock.

The provisions of our restated certificate of incorporation and by-laws include:

•	a classified board of directors;

•	a requirement that special meetings of shareholders be called only by our board of directors, chairman of the board, chief executive officer or president;

•	advance notice requirements for shareholder proposals and nominations;

•	limitations on the ability of shareholders to amend, alter or repeal our by-laws; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

We are also afforded the protections of the New Jersey Shareholders Protection Act. This New Jersey statute contains provisions that impose restrictions on shareholder action to acquire control of our company.

The effect of the provisions of our shareholder rights plan, restated certificate of incorporation and by-laws and New Jersey law may discourage third parties from acquiring control of our company. In addition, these measures may result in the entrenchment of our management and may prevent or frustrate any attempt by shareholders to replace or remove our current management.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We intend to retain any future earnings to finance the growth and development of our business and we do not plan to pay cash dividends on our common stock in the foreseeable future.

Legislative and regulatory actions, Nasdaq rules, potential new accounting pronouncements and higher insurance costs may impact our future financial position or results of operations.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with frequency and may occur in the future and we may make changes in our accounting policies in the future. For example, effective January 1, 2003, we changed our method of accounting for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). Previously, we were not required to recognize amounts related to asset retirement obligations. Under SFAS No. 143, we now recognize asset retirement obligations in the period in which they are incurred if a reasonable estimate of a fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of SFAS No. 143 resulted in an increase in net property, buildings and equipment of approximately $1.4 million, recognition of an asset retirement obligation liability of approximately $2.2 million and a cumulative effect of a change in accounting principle of approximately $0.8 million or $0.01 per share.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules, are creating uncertainty with respect to, among other things, the enforcement of these new standards and the potential effect thereof for companies such as ours. Insurance costs are increasing as a result of this uncertainty and other factors. Investments required to comply with changes in SEC, Nasdaq and accounting rules may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the shares of our common stock pursuant to this offering. For a more detailed description of this transaction see the section herein entitled “Recent Developments.”

PLAN OF DISTRIBUTION

The shares of common stock offered hereby are being issued directly to Kyowa on the date of this prospectus supplement. No underwriters, agents, brokers or dealers were involved in the distribution of the shares of common stock offered hereby. No discounts, commissions, concessions or other compensation was paid to any underwriter, agent, broker or dealer in connection with the offering.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Satterlee Stephens Burke & Burke LLP, New York, New York. Dwight A. Kinsey, Esq., a partner of Satterlee Stephens Burke & Burke LLP, owns 6,000 shares of our common stock. Mr. Kinsey also holds options to purchase 40,000 shares of our common stock which he received for service rendered as our Assistant Secretary. No other partner or associate of the firm owns shares or holds options to purchase any of our shares having a fair market value either individually or in the aggregate in excess of $50,000.

WHERE YOU CAN FIND MORE INFORMATION

A registration statement on Form S-3 (File No. 333-52696) with respect to the shares offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the SEC under the Securities Act. This prospectus supplement does not contain all of the information contained in such registration statement on Form S-3, certain portions of which have been omitted pursuant to the rules and regulation of the SEC. For further information with respect to us and the shares offered hereby, reference is made to the registration statement on Form S-3. Statements contained in this prospectus supplement regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the registration statement on Form S-3. The registration statement may be inspected without charge at the SEC’s principal office in Washington D.C., and copies of all or any part thereof may be obtained from the public reference facilities maintained by the SEC at 450 Fifth Street, NW, Judiciary Plaza, Washington D.C., 20549, upon payment of prescribed fees.

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy our reports, proxy statements and other information at the SEC’s public reference room at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street N.W., Washington, D.C. 20006.

I NCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus supplement, and information in the documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the year ended December 31, 2002

•	Quarterly Report on Form 10-Q for the three months ended March 31, 2003

•	Quarterly Report on Form 10-Q for the six months ended June 30, 2003

•	The description of our common stock set forth in our registration statement on Form 8-A, including any amendments to reports filed for the purpose of updating this information

•	The description of our preferred share purchase rights set forth in our registration statement on Form 8-A/A

•	Current Report on Form 8-K filed on July 17, 2003

•	Current Report on Form 8-K filed on July 18, 2003

•	Current Report on Form 8-K filed on July 22, 2003

•	Current Report on Form 8-K filed on July 29, 2003

•	Current Report on Form 8-K filed on August 13, 2003

All documents filed by Medarex with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the common stock shall hereby be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the accompanying prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Medarex, Inc.

707 State Road

Princeton, New Jersey 08540

(609) 430-2880

ATTN: Secretary

Exhibits to the filings will not be sent, however, unless such exhibits have specifically been incorporated by reference in this document.

We will furnish our stockholders with annual reports that contain audited financial statements and quarterly reports for the first three quarters of each year that contain unaudited interim financial information.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

353,807 Shares

Medarex, Inc.

Common Stock

PROSPECTUS SUPPLEMENT